EXHIBIT 18.1
December 21, 2015
The Board of Directors and Stockholders
Joy Global Inc.
100 East Wisconsin Avenue, Suite 2780
Milwaukee, Wisconsin 53202
Ladies and Gentlemen:

Note 2 of the Notes to Consolidated Financial Statements of Joy Global Inc. (the Company) included in its Form 10-K for the year ended October 30, 2015 describes voluntary changes in the Company’s method of accounting for actuarial gains and losses and the calculation of expected return on plan assets for all of its pension and other postretirement benefit (OPEB) plans. The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in accumulated other comprehensive loss in the period incurred and amortizes them as a component of net periodic benefit expense in future periods subject to a corridor to a method that recognizes actuarial gains and losses in the statement of operations in the period incurred. The change in method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a ‘preferable’ method of accounting for pension and OPEB plan gains and losses and the calculation of expected return on plan assets based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,

/s/ Ernst & Young LLP
Milwaukee, WI